[Translation]
                                                                February 3, 2009
To Whom It May Concern:
                                       Company Name: Toyota Auto Body Co., Ltd.
                                       Name and Title of Representative:
                                         Toshio Mizushima, President
                                       (Code Number: 7221
                                         The first sections of the Tokyo Stock
                                         Exchange and the Nagoya Stock Exchange)
                                       Name and Title of Contact Person:
                                         Yasushi Fukaya, General Manager,
                                         Accounting Division
                                       Telephone Number: 0566-36-7522
                                       (The Parent Company of Toyota Auto Body
                                         Co., Ltd.)
                                       Company Name: Toyota Motor Corporation
                                       Name and Title of Representative:
                                         Katsuaki Watanabe, President
                                       (Code Number: 7203
                                         Securities exchanges throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------

Based on our recent business results, we, Toyota Auto Body Co., Ltd (the "Company"), hereby amend, as below, our financial forecasts, announced on December 25, 2008:

1. Amendments to the forecasts
(1) Amendments to the forecasts of consolidated financial results for FY2009

      (from April 1, 2008 to March 31, 2009)                                (million yen)
----------------------------- ------------ --------- ---------- ------------ ------------
                                   Net     Operating  Ordinary      Net       Net income
                                revenues     income    income      income      per share
----------------------------- ------------ --------- ---------- ------------ ------------
Previous Forecasts (A)           1,730,000     4,000      5,000        2,000    17.14 yen
----------------------------- ------------ --------- ---------- ------------ ------------
New Forecasts (B)                1,650,000    -3,500     -3,500       -2,500   -21.43 yen
----------------------------- ------------ --------- ---------- ------------ ------------
Amount changed (B - A)             -80,000    -7,500     -8,500       -4,500           --
----------------------------- ------------ --------- ---------- ------------ ------------
% of change                           -4.6        --         --           --           --
----------------------------- ------------ --------- ---------- ------------ ------------
(Reference)
Actual results for FY2008        1,571,519    22,328     22,499       13,107   114.61 yen
----------------------------- ------------ --------- ---------- ------------ ------------

(2) Amendments to the forecasts of unconsolidated financial results for FY2009

      (from April 1, 2008 to March 31, 2009)                                (million yen)
----------------------------- ------------ --------- ---------- ------------ ------------
                                   Net     Operating  Ordinary      Net       Net income
                                revenues     income    income      income      per share
----------------------------- ------------ --------- ---------- ------------ ------------
Previous Forecasts (A)           1,660,000     5,000      7,000        3,800    32.57 yen
----------------------------- ------------ --------- ---------- ------------ ------------
New Forecasts (B)                1,580,000    -3,000     -1,000         -500    -4.29 yen
----------------------------- ------------ --------- ---------- ------------ ------------
Amount changed (B - A)             -80,000    -8,000     -8,000       -4,300           --
----------------------------- ------------ --------- ---------- ------------ ------------
% of change                           -4.8        --         --           --           --
----------------------------- ------------ --------- ---------- ------------ ------------
(Reference)
Actual results for FY2008        1,502,240    19,755     21,146       11,467   100.25 yen
----------------------------- ------------ --------- ---------- ------------ ------------

2. Reasons for the Amendments
The forecasts for both net revenues and income for FY2009 are expected to decrease from the previously announced forecasts, due to decrease in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company.

[Note]
    The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from the forecasts expressed or implied in this notice.